November 29, 2012

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated November 13, 2012
Oi S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 001-15256

Dear Mr. Spirgel:

By letter dated November 13, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 27, 2012 (the “2011 Form 20-F”) by Oi S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2011 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Financial Expenses, Net, page 108

1.	We note your response to comment 1 in our letter dated October 12, 2012. Please confirm to us that you will present the amounts of the impacts of inflation in the financial income and expenses for each of your arrangements as disclosure in your response.

The Company advises the Staff that it will present in future filings the amounts of the impacts of inflation in the financial income and expenses, for each of our arrangements that are explicitly indexed to inflation based on legal requirements or contractual terms. This disclosure will be included in Management’s Discussions and Analysis – Financial Expenses, Net, according to the wording below:

Financial Expenses, Net

Financial Income

(…)

•	a XX% increase (decrease) in inflation adjustment on amounts XXXXX to R$XX million in 2012 from R$XX million in 2011, primarily as a result of inflation adjustments on XXX.

Financial Expenses

•	a XX% increase (decrease) in inflation adjustment on amounts XXXXX to R$XX million in 2012 from R$XX million in 2011, primarily as a result of inflation adjustments on XXX.

Consolidated Statement of Cash Flows, page F-6

2.	We note your response to comment 2 in our letter dated October 12, 2012. For each year your consolidated income statements are presented, please present each inflation index you used for your inflation adjustments.

The Company advises the Staff that it will present in future filings each inflation index used for inflation adjustments, for each year the income statements are presented. This disclosure will be included as supplemental information to the consolidated statement of cash flows, as follows:

Cash flow line item:

Charges, interest income, and inflation adjustment (i)

Inflation adjustment on related parties and private debentures (ii)

Inflation adjustment on provisions (iii)

Inflation adjustment on tax refinancing program (iv)

Inflation adjustment estimate of judicial deposit (iii)

(i)	Includes: (1) inflation adjustment on provision for pension plans that are adjusted by estimated inflation rate based on actuarial assumptions (see note XX) and (2) inflation adjustment on licenses and concessions payable that are adjusted by Telecommunications Service Index (IST) plus 1% p.m. and General Price Index – Domestic Availability (IGP-DI) plus 1% p.m.;
(ii)	Adjusted for inflation by reference to the 4% p.y. compound DI rate variation;
(iii)	Adjusted for inflation in accordance with the specific indexes defined by the respective courts or legislation in force;
(iv)	Adjusted for inflation by Special System for Settlement and Custody rate—Selic variation at X% p.y.;

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mr. Sérgio Aguiar at +55 21 3131-1429, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Oi S.A.

cc:	Dean Suehiro, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Paul Fischer, Staff Attorney

Securities and Exchange Commission